NOTICE OF EXEMPT SOLICITATION

Name of the registrant:

Charter Communications, Inc.

Name of person relying on exemption:

New York State Comptroller Thomas P. DiNapoli, Trustee of the New York State Common Retirement Fund

Address of person relying on exemption:

Office of the New York State Comptroller

Division of Legal Services

110 State Street, 14th Floor

Albany, NY 12236

Written material:

Slides used in Ceres-sponsored webinar held on February 22, 2019.

Charter Communications Presentation to CERES

Charter Communications

Sustainability Reporting + GHG Reduction Goals

•	Charter fails to provide sufficient ESG reporting, making it difficult for investors to accurately evaluate its management of material risks and opportunities.

•	As the second largest cable operator in the U.S. and a leading broadband communications services company, Charter faces increased ESG risks and opportunities, such as:

o	Energy usage; data security; product end-of-life management; managing technology disruptions; and open internet — which are material issues for Charter as determined by SASB;

o	Human capital management (especially given size of workforce);

o	And climate change (more on this on next slide)…

•	Climate Change: most financially significant environmental risks facing Charter, its investors, suppliers and customers. The company does not disclose GHG emissions data, energy use, or provide any details on how it will manage emissions, address climate risk, or take advantage of opportunities such as renewable energy or energy efficiency.

•	Lagging peers, the market, and acquisition targets

o	AT&T, Comcast, Sky PLC, Liberty Global, and Verizon Wireless all issue sustainability reports, respond to CDP, and have GHG reduction goals.

o	Charter is one of a steadily shrinking minority of S&P 500 companies to not disclose ESG information (some estimate 85% of the S&P 500 reporting). Governance & Accountability Institute, Inc. 2017

o	Time Warner Cable, who Charter acquired in 2015, had a sustainability report prior to the merger.

•	A yes vote will provide an important signal to Charter Communications that ESG issues are viewed by investors as material and that understanding how the company manages ESG issues is an objective held by a broad cross-section of investors.